Value Line Mutual Funds

7 Times Square, 21st Floor

New York, NY 10036

212-907-1850

August 26, 2016

Via Edgar

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Value Line Mutual Funds

811-07702; 811-07388; 811-03835; 811-04471; 811-02265; 811-22965;

811-02277; 811-01807; 811-02278; 811-03904; 811-05276

Dear Ms. Hamilton:

This letter is in response to comments that you communicated by telephone to Mr. Michael Wagner,  Ms. Emily Washington and the undersigned on July 27, 2016, with regard to certain of the Value Line Funds (each, a “Fund” and collectively, the “Funds”).

1.	Comment: The graphical representation in the 2015 Annual Report of Value Line Centurion Fund, Inc. showing the percentage invested by sector should be modified in the future to show that the percentage is the percentage of investment securities as of the report date.

Response:  Accepted.

2.	Comment: The Annual Report of certain of the Funds show that a large percentage is invested in “Industrials”. Please indicate if this is a principal investment strategy.

Response:  Investment in a particular sector (such as “Industrials”) is not a principal investment strategy of any of the Funds.

3.	Comment: The line graph (“Growth of a Hypothetical $10,000 Investment”) in the 2015 Annual Report of Value Line Centurion Fund, Inc. shows that the Fund outperformed the S&P 500 Index. This is contrary to the total returns as reported.

Response:  Agreed.  The line graph was correct in an early working draft but was later transposed in a printer error.  We have added additional review procedures to prevent this in the future.

4.	Comment: The Schedule of Investments in the Funds’ Annual Reports should identify the mutual fund share class owned, where applicable.

Response:  Accepted.

5.	Comment: In the Statement of Assets and Liabilities of each Fund “other liabilities which are material” should be shown separately in accordance with Rule 6.04.10 of Regulation S-X.

Response: Accepted.

6.	Comment: Please explain why the Statement of Assets and Liabilities of The Value Line Tax Exempt Fund, Inc. at December 31, 2015 shows an accrued advisory fee of $52,000. This amount seems to be high.

Response: Within The Value Line Tax Exempt Fund, the Adviser voluntarily reduced advisory fees by approximately $22,000 on a one time basis to offset fund related legal expenses.  A reclassification entry from “Advisory Fee” accrued expenses to “Other” accrued expenses should have been made prior to year-end.  This entry was subsequently made and is reflected in the June 2016 semi-annual report.

7.	Comment: Why did Value Line Premier Growth Fund, Inc. have $387,000 due to its custodian at December 31, 2015?

Response:  This amount represents a cash overdraft due to redemptions on the last day of the fiscal year. The overdraft was subsequently covered.

8.	Comment: What is included in the category “Tax expense” in the Funds’ Statement of Operations?

Response:    “Tax expense” includes the service provider fee for tax services and the minimal taxes paid by each fund. In the future, the fee for tax services will be included in “Professional fees”.

9.	Comment: In accordance with Item 27(b)(6) of Form N-1A every Annual Report should contain a statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free telephone number for shareholders to call to request the SAI.

Response: Accepted.

10.	Comment: Item 3(a)(1) of Form N-CSR for Value Line Centurion Fund, Inc. should be updated in future filings to indicate that the Fund’s Board has determined that the Fund has at least one audit committee financial expert serving on its audit committee.

Response:  Accepted.

11.	Comment: The Funds’ website should be modified so as to be in compliance with Rule 498 of the Securities Act of 1933 to permit persons accessing the Prospectus, Summary Prospectus or SAI to move directly back and forth between the various sections.

Response:  Accepted.  The website has been updated.

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Each Fund understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein
Legal Counsel